Exhibit 99.2

Glass House Brands Announces Appointment of John A. Pérez to its Board of Directors

Longtime Director Robert Hoban to step down from the Board

LONG BEACH, CA and TORONTO, October 31, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced the appointment of former California Assembly Speaker John A. Pérez as the newest member of the Company’s Board of Directors, effective immediately. Mr. Robert Hoban, who has served as a Director since the company listed in June of 2021, will step down from his role on the Board, effective today, October 31, 2023.

“We’re thrilled to have John join the Board to help drive strategic initiatives which will benefit our shareholders and customers, as well as to aid in navigating this rapidly developing industry,” stated Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “The breadth and depth of accomplishment that John has packed into his 30+ years of service to the citizens of the state of California is astonishing, as a short list includes legislation to enhance environmental protection, spur expansion in job creation, provide housing opportunities for veterans and optimize the monetization of the UC system’s intellectual assets. We feel fortunate to have John on our team as we strive to fully utilize the immense potential of our large and expanding vertically integrated California focused company.”

Mr. Kazan continued, “We also thank Bob for his service on the Glass House Board and his valuable contributions to our remarkable growth over the past few years. We have leaned heavily on his legal expertise and knowledge of the cannabis industry during his tenure and his presence on the Board will be missed.”

Mr. Pérez brings a wealth of legislative and political experience to Glass House. As Founder and Principal of Double Nickel Advisors over the past eight years, he has built a strategic consulting firm that provides advice to leaders across a myriad of industries on complex public affairs and legislative concerns. John previously served as California’s 68th Speaker of the Assembly from 2 010 to 2014. In 2014, Mr. Pérez was appointed by former California Governor, Jerry Brown, to serve as a Regent of the University of California where he is currently Chair of the Regents’ Health Services Committee.

During his 6-year tenure in the California State Assembly, four of which were spent as the Assembly Speaker, he had ultimate responsibility for the Assembly’s 1,300 employees and $156 million budget and personally shepherded or authored several groundbreaking new programs, including the Veterans Housing and Homeless Prevention Act (also known as Proposition 41), California’s first-in-the-nation carbon cap and trade program, a Middle-Class Scholarship to address affordability and accessibility of higher education, and the launch of the California Jobs Budget – a ten-billion dollar private-sector job creation fund.

Mr. Pérez has also held several esteemed positions during his career, such as Chair of the UC Board of Regents, Member of the President’s Council on HIV/AIDS under Presidents Clinton and Bush, Political Director of the United Food & Commercial Workers Union, Chair of the California Voting Modernization Board and elected member of the Democratic National Committee from 1 996 to the present.

“I’m excited to have an opportunity to contribute to the continued growth of the company,” said Mr. Pérez. “I look forward to working closely with the board and the executive team, leveraging my experience and expertise to help steer the company towards a prosperous future.”

Mr. Hoban is stepping down from the Glass House Board due to his upcoming career transition. “ After building the Hoban Law Group into one of the top law firms in the global cannabis industry and ultimately selling said firm to Clark Hill to become the head of its Cannabis Industry Group, it is time to scale down. My time on the Glass House Board has been enlightening and very productive as we have seen and promoted steady, smart, strategic growth in the face of the many challenges the industry has presented,” says Mr. Hoban. “It has been a fabulous experience to work together with the team as the company has progressed from the build out of its initial 150,000 square foot greenhouse in Casitas to the current retrofit of the 5.5 million square foot SoCal greenhouse farm in Camarillo. The next chapter of Glass House Brands will continue without me and I am honored and humbled to have been a part of this fantastic organization.”

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, Field and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: 212-896-1233

E: GlassHouse@kcsa.com